

BLOKABLE, LLC

Consolidated Financial Statements

As of December 31, 2022 and 2021

(With Independent Accountants' Audit Report Thereon)

BLOKABLE, LLC

Table of Contents



F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To the Board of Directors and Management of
Blokable, LLC
Sacramento, California

Opinion

We have audited the consolidated financial statements of Blokable, LLC ("the Company") (a Delaware limited liability company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, members' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Blokable, LLC as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Blokable, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Blokable LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Blokable, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Blokable, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
February 10, 2023

Blokable, LLC
Consolidated Balance Sheets
December 31, 2022 and 2021

Assets		2022		2021
Current assets:				
Cash	$	357,137	$	2,386,107
Land Deposits		150,665		—
Other receivables		31,237		53,500
Prepaid expenses		83,428		101,312
Total current assets		622,467		2,540,919
Long-term assets:				
Property and equipment, net		155,311		223,763
Intangible assets, net		8,633		16,501
Right-of-use asset for operating leases, net		39,714		237,230
Total long-term assets		203,658		477,494
Total assets	$	826,125	$	3,018,413
Liabilities and Members' Deficit				
Current liabilities:				
Accounts payable	$	121,073	$	72,749
Accrued liabilities		350,094		216,819
Other current liabilities		12,975		85,525
Current portion of operating lease liability		36,019		258,471
Current portion of loan payable		1,333,333		1,333,333
Total current liabilities		1,853,494		1,966,897
Long term liabilities:				
Convertible notes issued to current shareholders		3,827,506		—
Convertible notes issued to other holders		390,175		—
Loan payable, less current portion		662,126		1,989,857
Total long-term liabilities		4,879,807		1,989,857
Total liabilities		6,733,301		3,956,754
Members' Deficit:				
Members' deficit		(5,868,319)		(919,714)
Noncontrolling interest		(38,857)		(18,627)
Total members' deficit		(5,907,176)		(938,341)
Total liabilities and members' deficit	$	826,125	$	3,018,413

See accompanying notes to consolidated financial statements and independent accountants' audit report.

Blokable, LLC
Consolidated Statements of Operations
Years Ended December 31, 2022 and 2021

		2022		2021
Revenue earned	$	765	$	44,937
Cost of revenue earned		2,153		50,477
Gross loss		(1,388)		(5,540)
Research and development expenses		2,032,294		3,203,183
General and administrative expenses		2,872,460		2,341,297
Total expenses		4,904,754		5,544,480
Loss from operations		(4,906,142)		(5,550,020)
Other income (expense):				
Interest income		1,814		3,156
Interest expense		(301,373)		(212,197)
Grant income		53,243		127,895
Lease income		189,139		211,263
Other loss on asset disposition		(5,518)		(38,049)
Loss on forgiveness of debt		—		(15,120)
Total other income (expense)		(62,695)		76,948
Net loss		(4,968,837)		(5,473,072)
Net loss attributable to noncontrolling interests		(20,230)		(18,627)
Net loss attributable to Blokable, LLC	$	(4,948,607)	$	(5,454,445)

See accompanying notes to consolidated financial statements and independent accountants' audit report.

Blokable, LLC
Consolidated Statements of Members' Deficit
Years Ended December 31, 2022 and 2021

	Common shares Authorized: 15,000,000		Series Seed Preferred Shares Authorized: 2,228,749		Series A Preferred Shares Authorized: 5,170,678		Additional members' equity	Accumulated deficit	Non controlling interest	Total
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, January 1, 2021	—	$ —	—	$ —	—	$ —	$ 30,429,280	$ (25,903,977)	$ —	$ 4,525,303
Share based compensation	—	—	—	—	—	—	9,237	—	—	9,237
Net loss	—	—	—	—	—	—	—	(493,260)	—	(493,260)
Balance, January 31, 2021	—	$ —	—	$ —	—	$ —	$ 30,438,517	$ (26,397,237)	$ —	$ 4,041,280
Reorganization effective February 1, 2021	1,144,590	1,367,942	2,212,642	5,906,919	5,170,678	23,163,656	(30,438,517)	—	—	—
Issuance of membership shares	2,137,514	194	—	—	—	—	—	—	—	194
Repurchase or forfeiture of membership shares	(96,647)	(3)								(3)
Net loss	—	—	—	—	—	—	—	(4,961,185)	(18,627)	(4,979,812)
Balance, December 31, 2021	3,185,457	$ 1,368,133	2,212,642	$ 5,906,919	5,170,678	$ 23,163,656	$ —	$ (31,358,422)	$ (18,627)	$ (938,341)
Issuance of membership shares	69,500	7	—	—	—	—	—	—	—	7
Repurchase or forfeiture of membership shares	(45,751)	(5)	—	—	—	—	—	—	—	(5)
Net loss	—	—	—	—	—	—	—	(4,948,607)	(20,230)	(4,968,837)
Balance, December 31, 2022	3,209,206	$ 1,368,135	2,212,642	$ 5,906,919	5,170,678	$ 23,163,656	$ —	$ (36,307,029)	$ (38,857)	$ (5,907,176)

See accompanying notes to financial statements and independent accountants' audit report.

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

		2022		2021
Cash flows from operating activities:				
Net loss	$	(4,968,837)	$	(5,473,072)
Adjustments to reconcile net loss to cash used in operating activities:				
Depreciation and amortization		70,162		71,900
Share-based compensation expense		—		9,237
Loss on asset disposal		5,518		38,049
Loss on forgiveness of debt		—		15,120
Change in operating assets and liabilities:				
Accounts receivable		—		47,467
Other receivables		22,263		105,989
Deposits and other assets		17,884		(896)
Right-of-use asset for operating leases		197,516		365,971
Accounts payable and accrued liabilities		169,128		(118,085)
Accrued loss on projects		—		(7,014)
Contract liabilities		—		(6,157)
Other current liabilities		(60,079)		33,938
Operating lease liability		(222,452)		(371,185)
Net cash used in operating activities		(4,768,897)		(5,288,738)
Cash flows from investing activities:				
Disposal of property and equipment		4,000		2,500
Purchases of property and equipment		(3,360)		(25,466)
Land deposits		(150,665)		—
Cash used in investing activities		(150,025)		(22,966)
Cash flows from financing activities:				
Proceeds from membership unit issuances		7		194
Repurchase of membership units		(5)		(3)
Proceeds from convertible notes issued to current shareholders		3,827,506		—
Proceeds from convertible notes issued to other holders		390,175		—
Repayment of long term debt		(1,327,731)		(657,081)
Net cash provided by financing activities		2,889,952		(656,890)
Net decrease in cash		(2,028,970)		(5,968,594)
Cash at beginning of year		2,386,107		8,354,701
Cash at end of year	$	357,137	$	2,386,107
Supplemental disclosure of cash flow information:				
Cash paid during the year for interest	$	160,900	$	205,527

See accompanying notes to consolidated financial statements and independent accountants' audit report.

(1) Summary of Significant Accounting Policies

(a) Organization and Principles of Consolidation

Blokable, Inc. was incorporated under the laws of the state of Delaware on March 22, 2016. Blokable, LLC was formed on December 29, 2020, as a wholly owned subsidiary of Blokable, Inc. Effective February 1, 2021, a reorganization was completed whereby Blokable, Inc.'s existing shareholders exchanged their shares in Blokable, Inc. for membership interests in Blokable, LLC; Blokable, LLC formed a new subsidiary, Blokable Operations, LLC, and currently owns 99.5% of the outstanding shares, and all prior employees of Blokable, Inc. were hired by Blokable Operations, LLC; and Blokable, Inc. was merged with and into Blokable, LLC. Upon completion of the merger, Blokable, Inc. was dissolved. Blokable, LLC currently owns 99.5% of Blokable Operations, LLC. References to the Company in these consolidated financial statements refer to Blokable, Inc. prior to the reorganization and to Blokable, LLC subsequent to the reorganization.

The Company is a vertically integrated multi-family housing developer that manufactures steel frame modules (Bloks) delivered to the construction site 95% complete. The Company's headquarters are based in Sacramento, CA.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Noncontrolling interests represent interests in Blokable Operations, LLC not owned by the Company.

Limited liability companies (LLCs) are formed in accordance with the laws of the state in which they are organized. An LLC is generally an unincorporated association of one or more persons, and its members have limited personal liability for the obligations or debts of the entity. An LLC can elect to be taxed as a corporation or partnership for federal income tax purposes. The Company has elected to be taxed as a partnership.

(b) Use of Estimates

Preparation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include amounts reported for long-term contracts, share-based compensation, lease liabilities and right-of-use assets.

(c) Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. Fair value should be based on the assumptions market participants would use when pricing an asset. U.S. generally accepted accounting principles establish a fair value hierarchy that prioritizes investments based on those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets (observable inputs) and the lowest priority to an entity's assumptions (unobservable inputs). Fair value measurements are grouped into three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value:

Level 1:   Unadjusted quoted market prices for identical assets or liabilities in active markets as of the measurement date.

Level 2:   Other observable inputs, either directly or indirectly, including: quoted prices for similar assets/liabilities in active markets; quoted prices for identical or similar assets in non-active markets; inputs other than quoted prices that are observable for the asset/liability; and inputs that are derived principally from or corroborated by other observable market data.

Level 3:   Unobservable inputs that cannot be corroborated by observable market data.

The carrying amounts reported in the balance sheets of the Company approximate fair value.

(d) *Contracts with Customers*

The Company adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue which it expects to be entitled for the transfer of promised goods or services to its customers. The guidance provides a five-step model for recognizing revenue from contracts with customers as follows:

- Identify the contract with a customer
- Identify the performance obligation(s) in the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations in the contract
- Recognize revenue when or as performance obligations are satisfied

The Company's construction contracts include multiple promises, which management reviews at contract inception to determine whether they represent multiple-performance obligations. This review consists of determining whether promises or groups of promises are capable of being distinct and distinct within the context of the contract. The Company's construction contracts are considered to have a single performance obligation because the Company provides a significant service of integrating a complex set of tasks and components into a single asset.

Management has concluded performance obligations related to construction contracts are satisfied over time because the Company's performance typically creates or enhances an asset that the customer controls as the asset is created or enhanced. The Company recognizes revenue as performance obligations are satisfied and control of the promised good and/or service is transferred to the customer. The Company measures the progress toward complete satisfaction of the performance obligations using an input ("cost-to-cost") method. Under the cost-to-cost method, costs incurred to date are generally the best depiction of transfer of control.

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. The consideration promised in a contract with a customer may include both fixed amounts and variable amounts (for example bonuses, incentives, penalties and liquidated damages) to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. When applicable, the Company estimates the amount of variable consideration at the amount to which it expects to be entitled.

The Company recognizes changes in contract estimates on a cumulative catch-up basis in the period in which the changes are identified. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, the Company recognizes the total loss in the period it is identified.

Recognizing changes in the transaction price requires significant judgments of various factors including, but not limited to, dispute resolution developments and outcomes, anticipated negotiation results, and the cost of resolving such matters. If the transaction price is changed and no additional distinct goods or services are added, the effect of a change in the transaction price and the measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. When a contract is modified to deliver additional goods or services that are distinct and the increase in price of the contract is for the same amount as the standalone selling price of the additional goods or services included in the modification, the modification is accounted for as a separate contract.

Accounts receivable are governed by the contract terms and are recorded based on contracted prices when the Company obtains an unconditional right to payment under the terms of its contracts. Certain construction contracts include retention provisions to provide assurance to its customers that the Company will perform in accordance with the contract terms. The balances billed but not paid by customers pursuant to these provisions generally become due upon completion and acceptance of the project work or products by the customer.

Contract assets represent revenues recognized in excess of amounts billed or available to be billed where the right to payment is not unconditional. Contract liabilities represent billings in excess of revenues recognized.

All contract costs, including those associated with change orders, unresolved contract modifications, claims to or from customers, and back-charge recoveries, are recorded as incurred, and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. Contract costs include all direct labor, material, subcontractors, equipment and indirect costs related to contract performance. General and administrative expenses are charged to operations as incurred.

Costs to obtain contracts (precontract costs) that are not expected to be recovered from the customer are expensed as incurred and included in general and administrative expenses on the consolidated statement of operations. Precontract costs that are explicitly chargeable to the customer even if the contract is not obtained are included in accounts receivable on the consolidated balance sheet.

The Company's revenues resulted from contracts with two customers.

(e) Grant Income

In 2019, the Company was accepted into a grant program that partners with the National Renewable Energy Lab (NREL) to investigate environmental impacts of new technology at market scale. The award provided the opportunity to receive up to $250,000 in technical assistance from NREL and a cash award. Over the period of the grant, the Company recognized grant income for the in-kind services provided by NREL as the services were performed. The Company recognized the cash award as grant income when the Company completed the underlying requirements for the Company's portions of the service. The grant program was completed in 2022.

(f) Cash

Cash includes cash on hand and cash in banks. The Company maintains cash balances in bank deposit accounts in the state of California; the deposits are insured by the Federal Deposit Insurance Corporation up to $250,000 per bank. The Company has not experienced any losses in these accounts for the years-ended December 31, 2022 and 2021.

(g) Other Receivable

Other receivables are carried at the estimated collectable amount based on management's estimate of collectability by evaluating individual balances. As part of the research and development activities of the

Company, the Company claims a tax credit for qualified research expenses, including wages paid to employees, contractor or vendor payments, and supplies used in qualified research activities. For a five-year period after first claiming the qualified research expenses, the Company can apply the tax credit to receive a refund on certain payroll taxes. Upon filing the quarterly tax return, the Company recognizes a receivable for the amount of the tax credit claimed on the quarterly tax return.

(h) Land Deposits

As part of the project development pipeline, the Company may enter into land purchase agreements that require a deposit, which enable the Company to perform certain due diligence procedures on the land under contract. The terms of the escrow agreements vary by each contract signed, and may or may not be refundable based on the terms of the agreement. The Company records a current asset for the land deposit at cost when the purchase of the property may occur within one year.

(i) Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated service lives of the related assets, which range from three to 13 years. Leasehold improvements consist of improvements to the factory that is leased to the Company. Once the improvements are completed and are placed in service they are depreciated over the lesser of the life of the asset or the lease term.

(j) Intangible Assets

Intangible assets include trademarks which are amortized on the straight-line basis over the estimated useful life, which is 15 years.

(k) Income Taxes

The Company has elected to be taxed as partnership for federal tax purposes. Accordingly, the taxable income or losses of the partnership flows through to the members and is reported on their respective income tax returns; therefore, no provision for income taxes is made in these consolidated financial statements.

Management believes that the federal income tax treatment of the respective items entering into the determination of taxable income or losses is supportable based upon the interpretation of the United States Internal Revenue Code and its regulations, public rulings, and court decisions in effect as of the date of these consolidated financial statements. Since the federal income tax treatment of certain items may be based on conflicting or imprecise authoritative pronouncements, such treatment may be successfully challenged by the Internal Revenue Service.

(l) Significant Risks and Uncertainties

The Company is closely monitoring the impact of the COVID-19 pandemic, including the spread of new variants of the virus, on all aspects of its business. The situation surrounding the COVID-19 pandemic remains fluid, and the Company continues to actively manage its response and assess potential impacts to its financial position and operating results, as well as potential adverse developments to its business.

(2) Liquidity and Going Concern

The Company has incurred losses from operations and negative operating cash flows and has a net capital deficiency. Management plans to issue additional membership shares and close on additional debt funding in 2023. Based on multiple successful capital raises and debt fundings, management believes that these transactions will be completed successfully; however, since they are outside of the Company's control, they are not deemed probable to occur. This potential inability to obtain sufficient funding raises substantial doubt about the Company's ability to continue as a going concern for twelve months from the date of issuance of these consolidated financial statements. In the event that the Company is unable to secure funding, there is a risk that it may not be able to meet its ongoing obligations and continue its business. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(3) Property and Equipment

Property and equipment consist of the following at December 31, 2022 and 2021:

		2022	2021
Machinery and equipment	$	199,997	225,997
Office equipment		16,193	16,193
Leasehold improvements		—	137,324
Software and computers		134,782	131,422
Total property and equipment		350,972	510,936
Less accumulated depreciation		(195,661)	(287,173)
Property and equipment, net	$	155,311	223,763

Depreciation expense was $68,812 and $70,552 for the years ended December 31, 2022 and 2021, respectively.

(4) Loan Payable

In 2020, the Company entered into a Loan and Security Agreement with a commercial bank that permits the Company growth capital advances totaling $4,000,000, bearing interest at the greater of (i) 1% above the prime rate, or (ii) 5.25%, with interest payable monthly. Repayment of advances are interest only through June 30, 2021, then $111,111 principal plus interest monthly until maturity in June 2024. Collateral related to the Loan and Security Agreement consists of substantially all assets of the company.

In connection with the Loan and Security Agreement, the Company issued a warrant to purchase Common Shares. The Company authorized 22,246 shares to be purchased, and agreed in February 2021 to adjust the exercise price to $.01 per share. The holder may at any time and from time to time exercise the warrant, in whole or in part, by delivering to the Company the original of the Warrant together with a duly executed Notice of Exercise.

(5) Convertible Notes

In 2022, the Company entered into Secured Subordinated Convertible Promissory Notes (the Convertible Notes) with investors. The Company is authorized to issue up to $7,500,000 in Convertible Notes, of which, $4,217,681 closed in 2022. The principal and unpaid accrued interest on the Convertible Notes are payable 24 months following the initial closing date, which was April 29, 2022. The Convertible Notes accrue interest at a rate of 6% per year, paid at maturity. The Convertible Notes convert to equity securities upon a qualified financing of at least $30 million, along with other criteria as further defined in the Notes, at a price of 80 percent of the price paid by cash purchasers in the qualified financing. Collateral related to the Convertible Notes consists of substantially all assets of the Company, but is subordinate to the obligations of the Loan Payable.

Certain Notes were issued to current investors in the Company, on the same terms and conditions as other investors. Of the total issuances, $3,827,506 were issued to entities that currently own membership shares of the Company.

(6) Members' Deficit

The company is authorized to issue three classes of membership shares: Common Shares, Series Seed Preferred Shares, and Series A Preferred Shares. The rights of each class of members are set forth in the Amended and Restated Operating Agreement of Blokable, LLC dated February 1, 2021 (the Operating Agreement). Except as otherwise noted, as part of the reorganization transaction that occurred on February 1, 2021, shareholders of Blokable exchanged their respective shares in Blokable, Inc. for the same number of membership shares in Blokable, LLC.

As of February, 2021, there was an outstanding balance of $289,499 on a promissory note from a shareholder, originally issued for $578,998, which was issued in exchange for common stock shares. The note receivable was comprised of a recourse portion and non-recourse portion. At the time of the reorganization, the shareholder returned the shares in Blokable, Inc. in exchange for forgiveness of the note. The Company recognized a loss of $15,120 for the accrued and unpaid interest on the non-recourse portion of the note. The 441,983 shares were cancelled as part of the reorganization.

If the Company elects to make distributions to the members, the holders of the Series A and Series Seed Preferred Shares are entitled to priority distributions in proportion to each member's unpaid preferred liquidation preference. As of December 31, 2022, the unpaid preferred liquidation preference for Series Seed Preferred Shares is $4.5113 per unit and for Series A Preferred Shares is $4.52 per unit. The total liquidation preference is $9,981,891 for the Series Seed Preferred Shares and $23,371,464 for the Series A Preferred Shares as of December 31, 2022.

All shares are voting shares except unvested shares or shares subject to a repurchase option in favor of the Company, and all Common Shares and Preferred Shares vote together on an as-converted basis and not as a class. Series A Preferred Shares and Series Seed Preferred Shares can be converted into Common Shares at any time at the option of the holder or automatically upon the election of the majority of Preferred Shares or the closing of a qualified initial public offering. The initial conversion rate per share is determined by dividing the original issue price by the conversion price.

(7) Grant of Common Shares Plan

The Company may issue Common Shares to employees, consultants, or Managers pursuant to the terms of the Grant of Common Shares Plan set forth in the Operating Agreement. Shares may also be issued outside of the Plan. The Board of Managers may issue up to 1,466,768 shares under the Plan as of December 31, 2022 and 2021. The Board sets the price for the shares issued under the Plan, and the price may be zero. At the discretion of the Board, the shares may be subject to vesting. If a member's shares are subject to vesting, any unvested shares upon termination of the employee or consultant relationship with the Company are subject to forfeiture or repurchase, depending on the terms of the original grant of shares. Repurchased or forfeited shares are available to be reissued under the plan.

During 2021, the Board issued 1,025,205 Common Shares under the Plan, of which 808,023 were issued for cash proceeds of $83 and 217,182 were issued without cash payment. During the year, 66,542 were forfeited and 30,105 were repurchased. At December 31, 2021, 928,558 shares were outstanding, and of those shares, 353,358 were fully vested. During 2022, the Board issued an additional 69,500 shares under the Plan for cash proceeds of $7. During the year 42,834 shares were repurchased and 2,917 shares were forfeited. At December 31, 2022, 952,307 shares are outstanding, and of those shares, 596,931 are fully vested.

(8) Warrants

The Company may from time to time issue warrants to purchase membership shares at prices to be determined by the Board. As part of the reorganization transaction, all existing warrants were transferred into the corresponding share type with the same expiration dates. The Company issued a warrant to a holder in October 2016 with the option to purchase 16,107 shares of Series Seed Preferred Shares at an exercise price of $1.50 per share with an expiration date of October 2023. The holder may exercise the option or exercise a conversion right to convert the warrant into the proportionate number of shares equal to difference between the then aggregate fair market value of the 16,107 shares upon exercise of the warrant minus the aggregate exercise price of the shares divided by the fair market value.

(9) Lease Obligations and Subleases

The Company's leases include offices and factories in both Washington and California. The leases require the Company to pay insurance, property taxes and certain other operating expenses applicable to the respective leased property. In March 2020, the Company subleased the factory space to a tenant for the then remaining term of the lease. The Company recognized the lease income from the sublease on a straight-line basis. The sublease terminated in September 2022.

The Company's leases are classified as operating leases. For theses leases, the Company has recognized a lease liability equal to the present value of the remaining lease payments, and a right-of-use asset equal to the lease liability, subject to certain adjustments, such as for prepaid or accrued rents. The Company made an accounting policy election to use a risk-free discount rate for its leases comparable to corresponding lease terms to determine the present value of the lease payments. The weighted average discount rate for operating leases was 1.74% and 1.72% for the years ended December 31, 2022 and 2021, respectively.

The Company has made an accounting policy election not to recognize right-of-use assets and lease liabilities for leases with a lease term of 12 months or less, including renewal options that are reasonably certain to be exercised, that also do not include an option to purchase the underlying asset that is reasonably certain of exercise. Instead, lease payments for these leases are recognized as lease cost on a straight-line basis over the lease term.

Certain of the Company's leases include variable lease costs to reimburse the lessor for real estate tax and insurance expenses, and certain nonlease components that transfer a distinct service to the Company, such as common area maintenance services. The Company has elected to expense these variable lease costs as those costs are paid for all classes of leased assets.

Lease expense was $327,064 and $432,034 for the years ended December 31, 2022 and 2021, respectively. In addition, the Company paid $55,480 and $59,817 of variable lease costs that were expensed as incurred for the years ended December 31, 2022 and 2021, respectively.

Dates due for outstanding leases extend to 2023, with monthly payments of $3,695 to $6,934. No renewal options exist for rental properties.

Aggregate amounts of maturities of the Company's lease liabilities are as follows:

	2022
Years ending December 31:	
2022	$ —
2023	36,950
Total future lease payments	36,950
Present value of future lease payments:	
Discounted lease liabilities	931

(10) Subsequent Events

The Company has evaluated subsequent events through February 10, 2023 the date at which these consolidated financial statements were available to be issued, and except as noted below, has determined that there are no subsequent events that require adjustment or disclosure.

In January 2023, the Company closed on additional $542,662 of Convertible Notes. The Convertible Notes have the same terms and conditions as the Convertible Notes closed in 2022, including an interest rate at 6% per year and a maturity date in April 2024. Of the total issuances in January 2023, $437,662 were issued to entities that currently own membership shares of the Company.

In January 2023, the Company terminated an escrow agreement for land and received $125,665 as a refund on land deposits.